UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BIRD GLOBAL, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

09077J107

(CUSIP Number)

MKB Partners Fund II LP Attention: Antonio Occhionero 1 Place Ville Marie, Suite 3670 Montreal, QC H3B 3P2 Canada Tel: (514) 876-3939
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09077J107
1.	Name of Reporting Person MKB Partners Fund II Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Quebec, Canada
Number of Shares	7.	Sole Voting Power 0
Beneficially Owned by	8.	Shared Voting Power 36,370,086
Each Reporting	9.	Sole Dispositive Power 0
Person With	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,370,086
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 09077J107
1.	Name of Reporting Person MKB Partners Fund II International Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Quebec, Canada
Number of Shares	7.	Sole Voting Power 0
Beneficially Owned by	8.	Shared Voting Power 36,370,086
Each Reporting	9.	Sole Dispositive Power 0
Person With	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,370,086
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 09077J107
1.	Name of Reporting Person MKB Partners Fund II GP Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Quebec, Canada
Number of Shares	7.	Sole Voting Power 0
Beneficially Owned by	8.	Shared Voting Power 36,370,086
Each Reporting	9.	Sole Dispositive Power 0
Person With	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,370,086
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.3%
14.	Type of Reporting Person (See Instructions) CO

ITEM 1. SECURITY AND ISSUER

The name of the issuer is Bird Global, Inc., a Delaware corporation (the “Issuer”). This Schedule 13D relates to the Issuer’s Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”).

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by MKB Partners Fund II International LP, a limited partnership organized under the laws of the Province of Quebec (“Fund II International"); MKB Partners Fund II LP, a limited partnership organized under the laws of the Province of Quebec (“Fund II” and together with Fund II International, “MKB Fund II LPs”); and MKB Partners Fund II GP Inc., a corporation organized under the laws of Canada (“Fund II GP”) (each of Fund II, Fund II International and Fund II GP is a “Reporting Person” and together the “Reporting Persons”).

Fund II GP is the general partner of the MKB Fund II LPs. The partners of Fund II GP (the “GP Partners”) are:

●	Antonio Occhionero, a citizen of Canada and Vice President and Chief Financial Officer of MacKinnon, Bennett & Company Inc.

●	Kenneth MacKinnon, a citizen of Canada and President and Chief Executive Officer of MacKinnon, Bennett & Company Inc.

●	Chanel Damphousse, a citizen of Canada and Vice President of MacKinnon, Bennett & Company Inc.

The principal business of the Reporting Persons is growth-stage investment in companies in the energy, climate technology, food and agriculture, transportation and related sectors.

The address of the principal place of business of the Reporting Persons and the GP Partners is: 1 Place Ville Marie, Suite 3670, Montreal, QC H3B 3P2 Canada.

There are no criminal convictions or civil proceedings involving the Reporting Persons or the GP Partners in the last five years.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The voting power of the securities which are the subject of this Schedule 13D was granted to the Reporting Persons by the voting agreement described in Item 4 hereof.

ITEM 4. PURPOSE OF TRANSACTION

Voting Agreement

The Issuer has entered into a voting agreement, effective as of January 3, 2023 (the “Voting Agreement”), with Travis VanderZanden (the “Founder Stockholder”), the Reporting Persons and certain of other purchasers (the “Investors”) party to that certain note purchase agreement, dated as of December 30, 2022 (the “Note Purchase Agreement”), by and among the Issuer, the several purchasers from time to time party thereto, and U.S. Bank Trust Company, National Association, as collateral agent. Pursuant to the Voting Agreement, among other things: (a) for so long as the Investors and their affiliates collectively continue to beneficially own, directly or indirectly, Notes issued pursuant to the Note Purchase Agreement and/or shares of Class A Common Stock representing 9,860,916 shares of Class A Common Stock (assuming conversion of the Notes into shares of Class A Common Stock in accordance with their terms and subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like), the Issuer and the Founder Stockholder agree to take all actions as necessary and within their control to ensure that the board of directors of the Issuer (the “Board”) consist of no more than nine directors; and (b) the Investors holding a majority of the voting rights then held by the Investors have the right to designate for election to the Board—and the Issuer and the Founder Stockholder will take all actions as necessary and within their control to ensure they are elected as directors—the following numbers of individuals (the “Investor Designees”) corresponding to the respective numbers of shares of Class A Common Stock collectively directly or indirectly beneficially owned by the Investors and their affiliates (assuming conversion of all of the Notes into shares of Class A Common Stock and subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like): (i) greater than or equal to 49,304,578: five Investor Designees; (ii) greater than or equal to 39,443,662 but less than 49,304,578: four Investor Designees; (iii) greater than or equal to 29,582,747 but less than 39,443,662: three Investor Designees; (iv) greater than or equal to 19,721,831 but less than 29,582,747: two Investor Designees; and (v) greater than or equal to 9,860,916 but less than 19,721,831: one Investor Designee. In the event the Founder Stockholder ceases to beneficially own, directly or indirectly, a number of shares of voting stock of the Issuer representing a majority of the voting power of all of the then-issued and outstanding shares of voting stock of the Issuer, the Founder Stockholder will only be obligated to take all actions as reasonably necessary and within his control with respect to the size of the Board and the nomination and election of the Investor Designees described above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The Reporting Persons each have shared beneficially owned voting authority over 36,370,086 shares of Class A Common Stock, representing 12.3% of such class of stock.

The share amount reported herein consists of 36,370,086 shares of Class A Common Stock underlying restricted stock units held of record by the Founder Stockholder that are vested or will vest within 60 days of the date hereof.

The above percentage is based on 261,041,252 shares of Class A Common Stock outstanding as of October 31, 2022.

(c) Except as described in Item 4, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d) The Founder Stockholder has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the securities identified in Item 5(a) above, which securities constitute more than five percent of the class.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit No. 1:	Voting Agreement, dated as of December 30, 2022, by and among Bird Global, Inc., a Delaware corporation, the investors party thereto and Travis VanderZanden.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2023

MKB PARTNERS FUND II, LIMITED PARTNERSHIP, by its general partner, MKB PARTNERS FUND II GP INC.

By:	/s/ Antonio Occhionero
Name: Antonio Occhionero
Title: Authorized Signatory

MKB PARTNERS FUND II INTERNATIONAL, LIMITED PARTNERSHIP, by its general partner, MKB PARTNERS FUND II GP INC.

By:	/s/ Antonio Occhionero
Name: Antonio Occhionero
Title: Authorized Signatory

MKB PARTNERS FUND II GP INC.

By:	/s/ Antonio Occhionero
Name: Antonio Occhionero Title: Authorized Signatory